Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was distributed to independent advisory boards for certain of AMR Corporation’s employees.

Laura Einspanier Vice President – Employee Relations

February 14, 2013

To the             :

Today we announced our plans to merge with US Airways, which is great news for our company and our people. I think you will agree there are many benefits to this combination — an enhanced network and a path to sustainable profitability being among them. Creating this new American will better serve our customers, helping us to effectively compete and win against industry peers, and allow us to continue to invest in our products and people.

However, as exciting and promising as this news is, it represents change, and we all know that with change often comes uncertainty and questions. Merging two carriers of our size and scope is a significant undertaking – one that will take time. We expect that we will receive regulatory and US Airways shareholder approval of the merger and Bankruptcy Court approval of the Plan of Reorganization in the third quarter of this year. Until then we will continue to operate as separate airlines.

Throughout the transition, our advisory boards will have an important role as we begin planning the integration of the two airlines, and I look forward to hearing your input the next time we meet.

For now, however, I want to assure you that we are working to address the interests of independent employees as we begin this process. I expect that you will be hearing many questions from your co-workers about what this merger means for our Agents, Representatives and Planners, so I am writing with a brief update on two key areas:

•

Pay and Benefits – We are assessing how American’s independent employees might benefit from gains achieved through the merger. This is a process similar to what was done for the unionized groups in their Memorandum of Understanding (MOU) agreements with the company. In those cases, each group decided against participating in our profit sharing plan, instead dedicating that money to fund improvements to their base pay and benefits, which is one option under consideration for your group. With the merger announcement, we will include our colleagues at US Airways in the assessment, as well as the Unsecured Creditors Committee, again very similar to what was done with the other workgroups. We anticipate completing the assessment and announcing potential adjustments for the Agents, Representatives and Planners long before the merger would be effective.

•

Seniority Integration – As you know, federal law provides a process for fair and equitable seniority integration in airline mergers. In our case, we will seek your help in establishing an independent committee of American ARP employees who will work directly with a committee of passenger service employees at US Airways to merge seniority lists. Remember, under the federal McCaskill-Bond legislation, the US Airways employees have no advantage in this process due to the fact they are represented by a union. While we cannot predict the outcome at this point, we can note that in recent airline mergers, passenger service employees agreed to a simple date-of-hire integration, as was the case with the Delta-Northwest merger.

This merger represents what I hope will be a brighter future for our company. I look forward to continuing to work with our advisory boards as we begin the transition toward a stronger new American, and I thank you for the incredible professionalism you have demonstrated day in and day out throughout these unprecedented times for American.

Thank you for your leadership.

4333 Amon Carter Blvd., MD 5235 Fort Worth, TX 76155 817-967-1284 Office laura.einspanier@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4333 Amon Carter Blvd., MD 5235 Fort Worth, TX 76155 817-967-1284 Office laura.einspanier@aa.com